Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a description of the common stock, par value $0.4867 per share (our “Common Stock”), of Chesapeake Utilities Corporation (“Chesapeake Utilities,” the “Company,” “we,” “us,” or “our”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 50,000,000 shares of our Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (our “Preferred Stock”). As of February 18, 2022, 17,657,537 shares of our Common Stock were outstanding and no shares of our Preferred Stock were outstanding.

Common Stock
Our stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive dividends when and as declared by the board of directors (the “Board of Directors”) out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of Chesapeake Utilities. Our stockholders do not have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Common Stock is not subject to redemption by us.

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

Preferred Stock

Shares of our Preferred Stock may be issued by us from time to time, by authorization of the Board of Directors and without the necessity of further action or authorization by our stockholders, in one or more series and with such voting powers, designations, preferences and relative, participating, optional, or other special rights and qualifications as the Board of Directors may, in its discretion, determine, including, but not limited to: (i) the distinctive designation of such series and the number of shares to constitute such series; (ii) the dividend rights, if any, for such series; (iii) the voting power, if any, of shares of such series; (iv) the terms and conditions (including price), if any, upon which shares of such stock may be converted into or exchanged for shares of stock of any other class or any other series of the same class or any other securities or assets; (v) our right, if any, to redeem shares of such series and the terms and conditions of such redemption; (vi) the retirement or sinking fund provisions, if any, of shares of such series and the terms and provisions relative to the operation thereof; (vii) the amount, if any, that the stockholders of such series shall be entitled to receive in case of a liquidation, dissolution, or winding up of Chesapeake Utilities; (viii) the limitations and restrictions, if any, upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption, or other acquisition by us of, our Common Stock; and (ix) the conditions or restrictions, if any, upon the creation of indebtedness or upon the issuance of any additional stock of Chesapeake Utilities.

Certain Provisions of our Certificate of Incorporation and our Bylaws

Certain provisions in our Certificate of Incorporation and Bylaws, as well as certain provisions of Delaware Law, may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of the shares held by stockholders. These provisions contained in our Certificate of Incorporation and Bylaws include the items described below.

Exhibit 4.10

Change of Control Approvals. Pursuant to our Certificate of Incorporation, the affirmative vote of not less than 75% of the total voting power of all outstanding shares of our capital stock is required to approve a merger or consolidation of Chesapeake Utilities with, or the sale of substantially all of our assets or business to, any other corporation (other than a corporation 50% or more of the common stock of which is owned by us), if such corporation or its affiliates singly or in the aggregate own or control directly or indirectly 5% or more of the outstanding shares of our Common Stock, unless the transaction is approved by our Board of Directors prior to the acquisition by such corporation or its affiliates of ownership or control of 5% or more of the outstanding shares of common stock.

Classified Board of Directors. Our Certificate of Incorporation provides for a classified Board of Directors under which approximately one-third of the members are elected annually for three-year terms.

Special Stockholder Meetings. Our Bylaws provide that a special meeting of stockholders, unless otherwise provided by law or by the Certificate of Incorporation, may be called only by (i) the Chief Executive Officer and (ii) the Chief Executive Officer or the Secretary at the request in writing of a majority of the Board of Directors, and not at the request of any other person or person.

Stockholder Advance Notice Procedure. Our Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

Undesignated Preferred Stock. Because our Board of Directors has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our Common Stock, which could adversely affect the holders of our Common Stock and could discourage a takeover of us even if a change of control of Chesapeake Utilities would be beneficial to the interests of our stockholders.